

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2014

Via E-mail
Enzo Taddei
Chief Financial Officer
Global Equity International Inc.
X3 Jumeirah Bay, Office 3305
Jumeirah Lake Towers, Dubai, UAE

> **Re: Global Equity International Inc.
>   Form 10-K for the fiscal year ended December 31, 2013
>   Filed on March 31, 2014
>   File No. 000-54557**

Dear Mr. Taddei:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Item 1. Business

Background, page 5

1) We note your disclosure that GEP is a Dubai based company that also has offices in the United States, London and Marbella (Spain). Please tell us the functional currency of GEP. Additionally, clarify the company's accounting policies related to the consolidation and accounting for foreign operations and include this information within future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results for the Twelve Month's Ended December 31, 2013, page 30

2) In future filings, please provide a more robust description of your results for the years presented. Refer to Item 303(a)(3) of Regulation S-K.

3) We note your disclosure on page 32 that refers to expenses relating to stock compensation and impairment of financial assets as non-recurring. Please tell why the company considers these expenses are non-recurring given similar expenses have been incurred in prior years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant